July 18, 2018

Andrew Allen, M.D., Ph.D.
President and Chief Executive Officer
Gritstone Oncology, Inc.
5858 Horton Street, Suite 210
Emeryville, CA 94608

       Re: Gritstone Oncology, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 9, 2018
           CIK No. 0001656634

Dear Dr. Allen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 3, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

License Agreement with Arbutus Biopharma Corporation, page 121

1. We note your revised disclosure in response to prior comment 5. Please expand to indicate when the last-to-expire patent is currently scheduled to expire.
 Andrew Allen, M.D., Ph.D.
Gritstone Oncology, Inc.
July 18, 2018
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Jim B. Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameAndrew Allen, M.D., Ph.D.
                                                         Division of
Corporation Finance
Comapany NameGritstone Oncology, Inc.
                                                         Office of Healthcare &
Insurance
July 18, 2018 Page 2
cc:       Brian J. Cuneo, Esq.
FirstName LastName